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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                  EVERCEL, Inc.
                                (Name of Issuer)



                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)



                                    299759100
                                 (CUSIP Number)


                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 483-7047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 13, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 299759100


1.     NAME OF REPORTING PERSON:

         Loeb Investors Co. LXXV

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         264, 108 Share of Common Stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         264, 108 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         264,108 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         9.5%

14.     TYPE OF REPORTING PERSON:
         PN


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CUSIP No.: 299759100

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]
3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         92,761 Shares of Common Stock

8.     SHARED VOTING POWER:

         265,708 Shares of Common Stock

9.     SOLE DISPOSITIVE POWER:

         92,761 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:

              265,708 Shares of Common Stock

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         358,469 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         12.9%

14.     TYPE OF REPORTING PERSON:
         IN

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CUSIP No.: 299759100


1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         1,600 Shares of Common Stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         1,600 Shares of Common  Stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         1,600 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         .05%

14.     TYPE OF REPORTING PERSON:
         PN


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CUSIP No.: 299759100


1.     NAME OF REPORTING PERSON:

         Loeb Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         193,500 Shares of Common Stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         193, 500 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         193,500 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         7.0%

14.     TYPE OF REPORTING PERSON:
         CO  BD


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Item 1.           Security and Issuer.

This statement refers to the Common Stock of Evercel, Inc. (the "Company"), 3 Great Pasture Road, Danbury, Connecticut, 06813. Robert L. Kanode is its Chief Executive Officer.

Item 2.           Identity and Background.

(a) The names of the persons filing this statement are:

                    Loeb Investors Co. LXXV
                    Warren D. Bagatelle
                    HSB Capital
                    Loeb Partners Corporation

(b) The business address of the persons filing this statement is 61 Broadway, New York, New York 10006.

(c) Loeb Investors Co. LXXV is a New York partnership. The names and addresses of its partners are listed in Schedule A hereto. Thomas L. Kempner is its managing partner. Thomas L. Kempner is majority stockholder of Loeb Holding Corporation, the parent company of Loeb Partners Corporation. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is President and a director and Chief Executive Officer of Loeb Holding Corporation, and of Loeb Partners Corporation. He is a director of the Issuer.

Warren D. Bagatelle is a managing director of Loeb Partners Corporation and he is a director of the Issuer. He is a partner of HSB Capital.

(d) and (e). None of the individuals named, have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals named are United States citizens. Loeb Partners Corporation is a Delaware corporation.

Item 3.           Source and Amount of Funds

Personal, trust, partnership or corporate funds, as the case may be, were used to acquire the securities referred to in Item 5.


Item 4.           Purpose of Transaction

The shares, the ownership of which is reported hereby, other than the shares owned by Loeb Partners Corporation, were acquired for investment purposes. The shares owned by Loeb Partners Corporation were acquired pursuant to the standby underwriting commitment referred to in Item 5. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. They may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but the reporting persons are not presently aware of any plans or proposals required to be described in answer to Item 4.

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Item 5.           Interest in Securities of the Issuer

(a) As of April 15, 1999, shares of Common Stock of the Issuer were beneficially owned as follows:
                                            Shares of
                                            Common Stock
Loeb Investors Co. LXXV                      264,108
Warren D. Bagatelle*                          92,761
HSB Capital                                    1,600
Loeb Partners Corporation                    193,500
                                             551,969

--------
*Including members of his immediate family

The issuer currently has 2,778,000 shares of Common Stock outstanding.

As of April 15, 1999, the persons named above own an aggregate of 551,969 shares of Common Stock, constituting 19.9% of the Common Stock outstanding.

(b) See the answer to Item 2 thereof.

(c) The shares held by the persons named above, other than Loeb Partners Corporation, were acquired either (i) on the pro rata distribution of shares of the Issuer to stockholders of Energy Research Corporation as of February 22, 1999, or (ii) the exercise, at $6.00 per share, of subscription rights, expiring March 22, 1999, granted by the Issuer pro rata to its shareholders on February 22, 1999. The shares owned by Loeb Partners Corporation were acquired on April 13, 1999 pursuant to its standby underwriting commitment with respect to the rights offering at $5.76 per share, net of underwriting discounts.


Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
                  Securities of the Issuer.

         N/A

Item 7.  Material Filed as Exhibits.

         N/A

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                                   Schedule A

                                                           Evercel Shares
                                                           Held for Benefit

Trusts F/B/O Children of John L. Loeb (deceased)              90, 172

Trusts F/B/O Children of Henry A. Loeb (deceased)             41,418

Trust F/B/O Alan H. Kempner, Jr.*                             51,166

Trust F/B/O Thomas L. Kempner*                                51,166

Trust F/B/O Carl L. Kempner* (deceased)                       11,178

Loeb Holding Corporation                                      11,110

S&S&L Investment Partnership                                   4,152

Michael C. Kempner                                             2,794

Warren D. Bagatelle                                              952
                                                             264,108
---------
*Thomas L. Kempner is one of the trustees of this trust.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1999

                                            Loeb Investors Co. LXXV


                                            By:_____________________________
                                               Thomas L. Kempner
                                               Managing Partner



                                            By:_____________________________
                                               Warren D. Bagatelle


                                            HSB Capital


                                            By:_____________________________
                                               Warren D. Bagatelle, Partner


                                            Loeb Partners Corporation


                                            By:_____________________________
                                               Thomas L. Kempner,
                                               Chief Executive Officer


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